UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

LookSmart, Ltd.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

543442503
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	543442503

1.	Names of Reporting Persons.	Andrew K. Boszhardt, Jr.
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	265,032
Shares Bene-
ficially owned	6.	Shared Voting Power	323,240
by Each
Reporting	7.	Sole Dispositive Power	265,032
Person With:
8.	Shared Dispositive Power	323,240

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	588,272

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 3.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.	543442503

1.	Names of Reporting Persons.	Zoltan H. Zsitvay
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization	United States

Number of	5.	Sole Voting Power	65,000
Shares Bene-
ficially owned	6.	Shared Voting Power	265,440
by Each
Reporting	7.	Sole Dispositive Power	65,000
Person With:
8.	Shared Dispositive Power	265,440

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	330,440

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No.	543442503

1.		Names of Reporting Persons.	Great Oaks Capital Management, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.			Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.		SEC Use Only

4.		Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	0
Shares Bene-
ficially owned	6.	Shared Voting Power	323,240
by Each
Reporting	7.	Sole Dispositive Power	0
Person With:
	8.	Shared Dispositive Power	323,240

9.		Aggregate Amount Beneficially Owned by Each Reporting Person	323,240

10.			Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.			Percent of Class Represented by Amount in Row (9) 1.9%

12.		Type of Reporting Person (See Instructions)	IA, OO

CUSIP No.	543442503

1.	Names of Reporting Persons.	GOCP, LLC
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	0
Shares Bene-
ficially owned	6.	Shared Voting Power	265,440
by Each
Reporting	7.	Sole Dispositive Power	0
Person With:
8.	Shared Dispositive Power	265,440

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	265,440

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No.	543442503

1.	Names of Reporting Persons.	Great Oaks Strategic Investment Partners, LP
I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐

(b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization	Delaware

Number of	5.	Sole Voting Power	0
Shares Bene-
ficially owned	6.	Shared Voting Power	265,440
by Each
Reporting	7.	Sole Dispositive Power	0
Person With:
8.	Shared Dispositive Power	265,440

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	265,440

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.5%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
(a)	The name of the issuer is LookSmart, Ltd. (the “Issuer”).
(b)	The principal executive office of the Issuer is located at 55 Second Street, San Francisco, California 94105.

Item 2.
(a)
This statement (this “Statement”) is being filed by (i) Great Oaks Strategic Investment Partners, LP, a Delaware limited partnership (the “Fund”), (ii) GOCP, LLC, a Delaware limited liability company (the “General Partner”), which serves as the general partner of the Fund, (iii) Great Oaks Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”), which serves as the investment manager of the Fund, (iv) Andrew K. Boszhardt, Jr., the managing member and controlling person of the General Partner and the Investment Manager, and (v) Zoltan H. Zsitvay, the advisor of the Investment Manager with respect to the Fund (all of the foregoing, collectively, the “Filers”).  The Fund is a private investment vehicle formed for the purpose of investing and trading in a wide variety of securities and financial instruments.  The Investment Manager also manages accounts on a discretionary basis (the “Accounts”).  Mr. Boszhardt and the Investment Manager (and Mr. Zsitvay and the General Partner with respect to the Fund only) may be deemed to share with the Fund and the Accounts (and not with any third party) voting and dispositive power with respect to the shares held directly by the Fund and the Accounts.  Each Filer disclaims beneficial ownership with respect to any shares other than the shares owned directly by such Filer.

(b)	The principal business office of each of the Fund, the General Partner, the Investment Manager and Messrs. Boszhardt and Zsitvay is: 660 Madison Avenue, 14th Floor New York, NY 10065 USA

(c)	For citizenship information see item 4 of the cover sheet of each Filer.

(d)	This Statement relates to the Common Stock of the Issuer.

(e)	The CUSIP Number of the Common Stock of the Issuer is 543442503.

Item 3. If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Item 4. Ownership.
See Items 5-9 and 11 on the cover page for each Filer, and Item 2.  The percentage ownership of each Filer is based on 17,220,543 shares of Common Stock outstanding as of October 29, 2010, as reported on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2010 filed with the SEC on November 9, 2010.

Item 5.  Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company. Not applicable.

Item 8. Identification and Classification of Members of the Group Not applicable.

Item 9. Notice of Dissolution of Group Not applicable.

Item 10. Certification

(a)           Not applicable.

(b)          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2011

Andrew K. Boszardht, Jr.
Great Oaks Capital Management, LLC
GOCP, LLC
Great Oaks Strategic Investment Partners, LP

By:	/s/ Andrew K. Boszhardt, Jr.
Andrew K. Boszhardt, Jr., for himself, and as Managing Member of the General Partner (for itself and on behalf of the Fund) and the Investment Manager

/s/ Zoltan H. Zsitvay
Zoltan H. Zsitvay, for himself